UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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20014177

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30576 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**



REPORT FOR THE PERIOD BEGINNING **JULY 1, 2019** (MM/DD/YY) AND ENDING **JUNE 30, 2020** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**9718 N. MORTON CT**
(No. and Street)

| **SPOKANE** | **WA** | **99218** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**PATRICK K. DONAHUE** — **509-838-1313**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**EIDE BAILLY, LLP**
(Name – *if individual, state last, first, middle name*)

| **999 W. RIVERSIDE, SUITE 200** | **SPOKANE** | **WA** | **99201** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, ROBERT O. NELSON, JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NELSON SECURITIES, INC. , as of JUNE 30, 20 20, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI JO VOSE
COMMISSION EXPIRES
NOTARY
PUBLIC
10-07-20
STATE OF WASHINGTON

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NELSON SECURITIES INC

## FINANCIAL STATEMENTS

**For the year ended**

**JUNE 30, 2020**

EideBailly

CPAs & BUSINESS ADVISORS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Nelson Securities, Inc.
Spokane, Washington

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2020, and the related statements of income, changes in stockholders' equity, and cash flows, for the year ended June 30, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2020, and the results of its operations and its cash flows for the year ended June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of Nelson Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nelson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplemental information included in Schedules 1, 2, 3, and 4 has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Nelson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules 1, 2, 3, and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

We have served as Nelson Securities, Inc.'s auditor since 2014.

Spokane, Washington
August 28, 2020

**NELSON SECURITIES, INC.**

TABLE OF CONTENTS

# NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
*June 30, 2020*

| | | |
|---|---|---|
| **ASSETS** | | **2020** |
| Cash | $ | 182,566 |
| Investment advisory fees and commissions receivable | | 76,658 |
| Employee receivable | | 9,911 |
| Prepaid expenses & other assets | | 22,359 |
| Furniture and equipment, net | | 4,834 |
| Right of use lease asset | | 90,683 |
| Deferred tax asset | | 72,387 |
| | $ | 459,398 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Long-term debt | $ | 290,500 |
| Payable to vendors | | 15,647 |
| Payroll and business taxes payable | | 9,804 |
| Accrued salaries and commissions | | 120,472 |
| Operating lease liabilities | | 90,683 |
| | $ | 527,106 |
| **Stockholders' equity:** | | |
| Common stock, $1 par value: | | |
| Authorized, 198,875 shares: | | |
| Issued and outstanding, 48,875 shares | $ | 48,875 |
| Additional paid-in capital | | 236,904 |
| Retained deficit | | (353,487) |
| | $ | (67,708) |
| | $ | 459,398 |

*The accompanying notes are an integral part of the financial statements*

## NELSON SECURITIES, INC.

STATEMENT OF INCOME
*for the year ended June 30, 2020*

| | | 2020 |
|---|---|---|
| **Revenue from contract with customers:** | | |
| Mutual Fund Commission and Concessions | $ | 172,600 |
| Asset Management Premier Fees | | 1,951,816 |
| Annuity Commission and Trails | | 249,408 |
| Interest | | 318 |
| **Total Revenue** | $ | 2,374,142 |
| | | |
| **Expenses:** | | |
| Salaries and commissions | $ | 1,946,744 |
| License and regulatory fees | | 37,389 |
| Payroll taxes | | 117,530 |
| Retirement plan contribution | | 45,720 |
| Telephone and utilities | | 56,506 |
| Occupancy and leases expense | | 93,421 |
| Auto | | 8,946 |
| Office expense and postage | | 108,824 |
| Travel and entertainment | | 25,615 |
| Consulting expense | | 55,402 |
| Business and property taxes | | 12,592 |
| Depreciation | | 6,540 |
| Professional services | | 30,075 |
| Insurance | | 151,813 |
| Marketing expense | | 1,351 |
| Miscellaneous | | 18,754 |
| | $ | 2,717,222 |
| | | |
| **Loss before taxes** | $ | (343,080) |
| | | |
| **Benefit from income taxes** | $ | 72,387 |
| | | |
| **Net loss** | $ | (270,693) |

*The accompanying notes are an integral part of the financial statements*

## NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
*for the year ended June 30, 2020*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Deficit | Total |
|---|---|---|---|---|---|
| **Balances, July 1, 2019** | 50,000 | $ 50,000 | $ 288,279 | $ (82,794) | $ 255,485 |
| **Stock purchases and retirement** | (1,125) | (1,125) | (51,375) | - | (52,500) |
| **Net loss for the year** | - | - | - | (270,693) | (270,693) |
| **Balances, June 30, 2020** | **48,875** | **$ 48,875** | **$ 236,904** | **$ (353,487)** | **$ 67,708** |

*The accompanying notes are an integral part of the financial statements*

**NELSON SECURITIES, INC.**

STATEMENT OF CASH FLOWS
*for the year ended June 30, 2020*

| | | 2020 |
|---|---|---|
| **Operating activities:** | | |
| Net loss | $ | (270,693) |
| Adjustment to reconcile net loss to net cash used for operating activities: | | |
| Depreciation | | 6,540 |
| Deferred taxes | | (72,387) |
| Changes in assets and liabilities: | | |
| Receivable from Broker Dealer | | (8,586) |
| Fees and commissions receivable | | 8,727 |
| Employee receivables | | 273 |
| Deposits with Clearing House | | 50,000 |
| Prepaid expenses & other assets | | (2,520) |
| Payable to vendors | | 2,642 |
| Payroll and taxes payable | | (35,509) |
| Accrued salaries and commissions | | 24,271 |
| **Net cash used for operating activities** | $ | (297,255) |
| **Investing activities** | | |
| Purchase of furniture and equipment | $ | (2,627) |
| **Net cash used for investing activities** | $ | (2,627) |
| **Financing activities** | | |
| Proceeds from issuance of debt | $ | 290,500 |
| Purchase and retirement of common stock | | (52,500) |
| **Net cash from financing activities** | $ | 238,000 |
| **Net change in cash** | $ | (61,882) |
| **Cash at the beginning of year** | $ | 244,448 |
| **Cash at end of year** | $ | 182,566 |
| **Supplemental disclosures of noncash investing and financing activities** | | |
| Right of use assets obtained in exchange for lease liabilities | $ | 93,141 |

## NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

### 1. The Company and Significant Accounting Policies:

***Business Activity*** - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

***Use of Estimates in the Preparation of Financial Statements*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

***Trade Settlement*** - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

***Concentration of Credit Risk*** - The Company places its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

***Accounts Receivables*** - The Company's accounts receivable consist primarily of commissions due from various insurance and mutual fund companies, and investment advisory fees from the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

***Employee Receivables*** – The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

***Adoption of New Accounting Standards*** - On July 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-2 Leases (Topic 842). Under the standard, for lease arrangements exceeding a 12-month term, a lessee is required to recognize in the statement of financial condition a liability to make lease payments and right-of-use asset representing its right to use the underlying asset for the lease term. The Company elected to apply the guidance as of July 1, 2019, the beginning of the adoption period. The standard requires the Operating lease costs recognized in the income statement as a single lease cost and finance lease costs are recognized in two components, interest expense and amortization expense. The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing leases as either finance or operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. This adoption had a material impact on current year financial condition, there was no material cumulative effect of the adoption.

***Property and Equipment*** - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

***Advertising*** - The Company's policy is to expense advertising costs when incurred. Advertising costs were $1,351 for the year ended June 30, 2020.

## 2. Revenue from Contracts with Customers

***Mutual Fund Commission and Concessions*** - The Company facilitates the purchase and redemption of shares of mutual funds on behalf of its customers. Commissions and related expenses are determined by the closing share price at the end of the day. The Company believes that the performance obligation is satisfied on the purchase date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Concessions consist of 12b-1 fees managed by the Company. 12b-1 fees are earned on the Company's client assets under management. The fees are based on contractual rates applied to the average daily net asset value of eligible shares of a respective mutual fund held by the Company's clients. 12b-1 fees are earned over time and collected from the funds on a monthly or quarterly basis.

***Asset Management Premier Fees*** - The Company provided investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly and are recognized as revenue at that time as they related specifically to the services provided in that period, which are distinct from the services provided in other periods.

***Annuity Commission and Trails*** - The Company facilitates the execution of annuity contracts on behalf of its customers. The Company believes the performance obligation is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Commission is received upon issuance of the policy and trails are paid monthly by the issuer starting in year two of the contract for the duration of the term of the contract.

***Interest*** - Net interest revenue, which is generated from financial instruments covered by various other areas of GAAP, is not within the scope of ASC 606 and is included in the table below to reconcile to net revenues disclosed within the Statement of Income.

***Disaggregated Revenue from Contracts with Customers***
The following table presents revenue by major source.

| **Revenue from contract with customers** | | **2020** |
|---|---|---|
| Mutual Fund Commission and Concessions | $ | 172,600 |
| Asset Management Premier Fees | $ | 1,951,816 |
| Annuity Commission and Trails | $ | 249,408 |
| Interest | $ | 318 |
| **Total Revenue** | $ | 2,374,142 |

## 3. Furniture and Equipment:

Furniture and equipment at June 30, 2020 consisted of the following:

| | | **2020** |
|---|---|---|
| Furniture and fixtures | $ | 61,740 |
| Computer equipment | $ | 68,891 |
| | $ | 130,631 |
| Less accumulated depreciation | $ | 125,797 |
| | $ | 4,834 |

Depreciation expense for the year ended June 30, 2020 was $6,540.

## 4. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934,

The Company was required to maintain minimum net capital of $9,728 at June 30, 2020, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $144,393 at June 30, 2020. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.01 to 1 at June 30, 2020.

## NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

**5. Retirement Plan:**

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a safe harbor match of 3% (maximum $8,400) made by the Company. Total expense related to the plan for the year end June 30, 2020 was $45,720.

**6. Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2020, the benefit for deferred federal tax benefit is $72,387.

| | |
|---|---|
| Deferred tax asset-net operating loss carry forward | $72,387 |
| Less valuation allowance | $0 |
| | $72,387 |

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

| | |
|---|---|
| Beginning of year valuation allowance | $0 |
| Increase in deferred tax asset valuation allowance | $0 |
| End of year valuation allowance | $0 |

At June 30, 2020, the Company has an unused operating loss carryforward of approximately $344,700 that does not expire.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal year ending prior to June 30, 2017.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2020, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

**7. Lease Commitments:**

The Company's lease agreements primarily cover office space in various states expiring at various dates. The Company's leases are predominantly operating leases, which are included in operating lease assets and operating lease liabilities on the Company's statement of financial condition. The Company' current lease arrangement expire from 2020 through 2023, some of which include options to extend or terminate the lease. However, the Company in general is not reasonably certain to exercise options to renew or terminate, and therefore renewal and termination options are not considered in the lease term or the right-of-use asset and lease liability balances.
The Company's lease population does not include any residual value guarantees, and therefore none were considered in the calculation of the lease balances. The Company has leases with variable payments, most commonly in the form of common area maintenance charges which are based on actual costs incurred. These variable payments were excluded from the right-of-use asset and lease liability balances since they are not fixed or in-substance fixed payments. The Company has lease agreements with lease and non-lease components. The Company has elected the practical expedient to account for lease and non-lease components as a single lease component.

For leases with terms greater than 12 months, right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its incremental borrowing rate. The Company used the incremental borrowing rate to determine the commencement date net present value of the leases. The Company's lease agreements generally do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates the Company's incremental borrowing rate based on information available at either the implementation date of Topic 842 or at lease commencement for leases entered into thereafter in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the statements of financial condition..

The components of lease costs for the year ended June 30, 2020 as are follows:

| | | |
|---|---|---|
| Operating lease costs | $ | **87,245** |

Amounts reported in the statement of financial position as of June 30, 2020 were as follows:

| | | |
|---|---|---|
| Operating lease right-of-use (ROU) asset | $ | **90,683** |
| Operating lease liability | $ | **90,683** |

Other information related to leases as of June 30,2020 as follows:

| | |
|---|---|
| Weighted average remaining lease term | 2 years |
| Weighted average discount rate | 1.75% |

**7. Lease Commitments Cont.**

Maturities of lease liabilities under noncancelable operating leases as of June 30, 2020, are as follows:

| | | |
|---|---|---|
| Years ending June 30, 2021 | $ | 49,504 |
| Years ending June 30, 2022 | | 41,249 |
| Years ending June 30, 2023 | | 3,437 |
| | $ | 94,190 |

**8. Stockholders' Equity:**

The Company has two classes of common stock shares authorized. 98,875 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

**9. Related Party**

Consulting fees paid to a stockholder for the year ended June 30, 2020 totaled $17,727. The Company purchased from one of the stockholders 1,125 shares of stock for $52,500 through a one-time stock redemption agreement during the year ended June 30, 2020.

**10. Paycheck Protection Program**

On April 14, 2020, the Company received loan proceeds in the amount of approximately $290,500 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months and a maturity date of April 14, 2022. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its uses of the loan proceeds will meet the conditions for forgiveness of the loan, it cannot be assured that the Company will not take actions that could cause it to be ineligible for forgiveness of the loan, in whole or in part.

**11. Subsequent Event Disclosure**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 28, 2020, the day the financial statements were available to be issued.

## NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
*June 30, 2020*

| | | | | |
|---|---|---|---|---|
| **Net capital** | | | | |
| Stockholders' equity: | | | | |
| Common stock | $ | 48,875 | | |
| Additional paid-in capital | $ | 236,904 | | |
| Retained deficit | $ | (353,487) | | |
| Non allowable | | | $ | 0 |
| Long-term debt | | | $ | 290,500 |
| | | | $ | 222,792 |
| Deductions: | | | | |
| Non-allowable assets: | | | | |
| Certain accounts receivables | $ | 73,565 | | |
| Employee receivables | $ | 9,911 | | |
| Prepaid expenses | $ | 22,359 | | |
| Furniture and equipment at cost, net of accumulated depreciation | $ | 4,834 | | |
| | | | $ | 78,399 |
| Net capital on securities positions | | | $ | 144,393 |
| **Net capital** | | | $ | 144,393 |
| **Required net capital** | | | $ | 9,728 |
| **Excess net capital** | | | $ | 134,665 |
| **Aggregate indebtedness:** | | | | |
| Payable to vendors | $ | 15,647 | | |
| Payroll and business taxes payroll | $ | 9,804 | | |
| Accrued salaries and commissions | $ | 120,472 | | |
| Deferred advisory service revenue | $ | - | | |
| Total aggregate indebtedness | | | $ | 145,923 |
| **Ratio of aggregate indebtedness to net capital** | | | | 1.01 to 1 |

**NELSON SECURITIES, INC.**

SCHEDULE 2
COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
*June 30, 2020*

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of Customers", as stated under Exemption Rule 15c3-3.

**NELSON SECURITIES, INC.**

SCHEDULE 3
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
*June 30, 2020*

| | | |
|---|---|---|
| **Net capital:** | | |
| Net capital as reported on FOCUS REPORT | $ | 144,393 |
| Net capital as computed on page 13 | **$** | **144,393** |
| **Aggregate indebtedness:** | | |
| Aggregate indebtedness as reported on FOCUS REPORT | $ | 145,923 |
| Aggregate indebtedness as computed on page 13 | **$** | **145,923** |

**NELSON SECURITIES, INC.**

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
*June 30, 2020*

---

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3(k)(2)(ii).

EideBailly

CPAs & BUSINESS ADVISORS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nelson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nelson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Nelson Securities, Inc. stated that Nelson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nelson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
August 28, 2020

## NELSON SECURITIES, INC.

**Exemption Report**

**July 1, 2019 – June 30, 2020**

**Nelson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:**

**The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).**

**Nelson Securities, Inc.**

**I, Robert O. Nelson, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true & correct.**

**President**

**Nelson Securities, Inc.**

EideBailly

CPAs & BUSINESS ADVISORS

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

Board of Directors of Nelson Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Nelson Securities, Inc.(Company) and SIPC, with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2020 solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
August 28, 2020

SIPC-6

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Payment Form

**For the first half of the fiscal year ending 6/30/2020**

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6

(36-REV 12/18)

**TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
NELSON SECURITIES INC
9718 N MORTON CT
SPOKANE WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATrick K Donahue 5098381313

2. A. General assessment payment for the first half of the fiscal year (item 2e from page 2) $ 1450

1. Less prior year overpayment applied as reflected on SIPC-7 if applicable ( )

2. Assessment balance due 1450

B. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

C. Total assessment and interest due $ 1450

D. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as C above) $ 1450

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 30 day of Jan, 2020.

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/Pres
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2019
and ending 12/31/2019

| Item No. | Eliminate cents |
|---|---|
| 2a Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,202,236 |
| 2b Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | 99422 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Long Term Care - Life Ins - Annuity (Deductions in excess of $100,000 require documentation) | 136063 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 235485 |
| 2d. SIPC Net Operating Revenues | $ 966751 |
| 2e. General Assessment @ .0015 | $ 1450 |

(to page 1, line 2.A.)

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 6/30/2020
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
NELSON SECURITIES INC
9718 N MORTON CT
SPOKANE WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

2. A. General Assessment (item 2e from page 2) $ 2898
B. Less payment made with SIPC-6 filed (exclude interest) ( 1450 )
_______ Date Paid
C. Less prior overpayment applied ( )
D. Assessment balance due or (overpayment) 1445
E. Interest computed on late payment (see instruction E) for______days at 20% per annum
F. Total assessment balance and interest due (or overpayment carried forward) $ 1448
G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1448
H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of aug, 20 20.

CFO/TRES
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2019 and ending 6/30/2020

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2374142

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 187308

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Long Term Care, Life Ins, annuity 254554

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 441862

2d. SIPC Net Operating Revenues $ 1932280

2e. General Assessment @ .0015 $ 2898

(to page 1, line 2.A.)